OMB APPROVAL
OMB Number: 3235-0060
Expires: April 30, 2009
Estimated average burden hours per response: 28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 31, 2006

DAYBREAK OIL AND GAS, INC.
(Exact Name of Registrant as Specified in its Charter)

Washington	**000-50107**	**91-0626366**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 W. Main Ave., Suite 1017	**99201**
Spokane, WA	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 462-0315**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On October 31, 2006, Daybreak Oil and Gas, Inc., as lessee finalized a "drill to earn" lease agreement with Anadarko E&P Company, LP., a subsidiary of Anadarko Petroleum Corporation of The Woodlands, Texas. The lease includes approximately 5,680 acres in northeastern Louisiana. The lease requires one well to be drilled in both Franklin and Tensas Parishes within the next six months. Thereafter a 180-day continuous drilling clause is in effect, which allows Daybreak and their partners to earn the right to hold the acreage as long as drilling and production in paying quantities are occurring. A copy of the agreement is attached hereto as Exhibit 10.1.

Item 7.01 Regulation FD

A copy of the press release relating to the Anadarko lease is attached to this report as Exhibit 99.1 and is incorporated herein by reference.

   This information is being disclosed pursuant to Regulation FD. Accordingly, the information in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1934, except as shall be expressly set forth by specific reference in such filing.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

d) Exhibits:

   10.1   Agreement with Anadarko E&P Company, LP.

   99.1   Press Release from November 2, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Daybreak Oil and Gas, Inc.

      /s/ Terrence J. Dunne

By:_____

      Terrence J. Dunne, Chief Financial Officer

Date: November 4, 2006

Exhibit 10.1

OIL AND GAS LEASE
(PAID UP)

THIS OIL AND GAS LEASE (the "Lease") is executed as of October 23, 2006, between Anadarko E&P Company LP, a Delaware limited partnership, whose address is P. O. Box 1330, Houston, Texas 77251-1330 ("Lessor") and Daybreak Oil and Gas, Inc., whose address is 601 W. Main, Suite 1012, Spokane, Washington 99201 ("Lessee").

WITNESSETH:

1. **LEASED PREMISES.** For and in consideration of Ten dollars ($10.00), the adequacy, receipt and sufficiency of which are hereby acknowledged, and in consideration of the royalties herein provided and of the agreement of Lessee herein contained and subject to the limitations set forth herein, Lessor hereby grants, leases and lets exclusively unto Lessee all of Lessor's right, title and interest in and to the oil and gas and associated liquid hydrocarbons contained therein (all such substances are sometimes collectively referred to herein as "covered minerals") in and under the following described property (the "Leased Premises") described on Exhibit A attached hereto and made a part hereof, :

See attached "Exhibit A" for description of property

See attached "Exhibit B" for well and data requirements

for the purposes of exploring, drilling, operating, producing and saving, the covered minerals produced from the Leased Premises; provided, however, Lessor reserves all rights, horizons, strata and formations below 9,500' from the surface. Lessor specifically reserves all coal bed methane and any minerals producible from coal formations or seams. Lessor further reserves all rights which are not affected by this Lease, including but not limited to the right to the concurrent use of the surface and the right to drill through the covered interval; and further provided, Lessee shall have the non-exclusive right to conduct geophysical operations and evaluations upon the Leased Premises; and further provided, Lessee shall have the non-exclusive right to construct, maintain and remove pipelines, roads, buildings, tanks (but not tank farms), power and telephone lines and other structures and facilities on the Leased Premises as may be necessary to explore and drill for, produce, save, treat, store and transport, the covered minerals produced hereunder; and further provided that this Lease is made subject to all existing roads, easements and any other property interests in the Leased Premises and is further subject to any restrictions or limitations set forth in any recorded instruments affecting the Leased Premises. For shut-in royalty payment purposes only, the Leased Premises shall be deemed to contain **5,678.59** acres, whether it actually comprises more or less.

2. **DELAY RENTALS.** This is a paid-up lease and there shall be no requirement for Lessee to pay delay rentals.

3. **PRIMARY TERM.** Subject to the other provisions herein contained, this Lease shall be for a primary term of **six (6) months** from the date hereof (the "Primary Term") and shall continue in full force and effect as long thereafter as oil, gas, or associated liquid hydrocarbons or any of them are produced from the Leased Premises in paying quantities hereunder, or as long as this Lease is maintained in force in any other manner as provided for herein. For purposes of this Lease, "paying quantities" shall mean quantities sufficient to pay the cost of overhead, plus a reasonable profit, exclusive of drilling and completion costs.

4. **ROYALTIES AND STATEMENTS.** Subject to the right of election reserved to Lessor below to take its share of production in kind, the royalties to be paid by Lessee are **twenty five percent (25 %)** of eight-eighths of the value of all covered minerals produced and saved from the Leased Premises, delivered free and clear of all costs at the tailgate of the plant to which the covered minerals are delivered or, for covered minerals that are not processed, at the inlet of the market transmission pipeline to which the same are delivered, said value being determined as follows: (a) for any oil and liquid hydrocarbons recovered at the well, the greater of the market value at the well or the amount realized from the sale of such oil and liquid hydrocarbons; (b) for gas used by Lessee off the Leased Premise, the highest prevailing Gas Market Price of such gas in the area so used (c) for gas that is sold by Lessee but not processed, the amount realized from the sale of such gas at the inlet of the pipeline to which such gas is delivered; and (d) for gas that is sold by Lessee and delivered for processing, the Gas Market Price of the residue gas at the tailgate of the plant to which the gas is delivered, plus the market value of the products recovered when such gas is processed; provided that in the event gas, including gas from oil wells, is processed in any facility or plant in which Lessee, or any subsidiary, parent or affiliate of Lessee, has, directly or indirectly, an ownership or operating interest, then the value of such gas shall not be less than: (x) the combined values at the plant of all products extracted there from and the residue gas, (y) the Gas Market Price of such gas, or (z) the value Lessee is receiving for its production, whichever value is greater; and provided further that the royalty shall never be based on an amount realized from such sale that is less than the amount which Lessee is receiving for its production. As used herein the term "Gas Market Price" shall mean the arithmetic average of the prices reported in the first issue of the month of delivery for the price references included in the Market Price Index. As used herein, the term "Market Price Index" for a particular point of delivery shall mean as published in the Inside FERC Gas Market Report. If none of the indices referred to are reported or if the Inside FERC Gas Market Report ceases to be available, then Lessor and Lessee will mutually agree to a similar index or publication. For avoidance of doubt, royalty is to be

– 1 –

paid on all payments received by Lessee under or as a result of a gas purchase contract, including, but not limited to, reservation charges and, when gas for which payment has been made earlier is eventually produced, take-or-pay or contract settlement proceeds and amounts paid for gas not taken.

Lessee shall have free use of oil and gas from the Leased Premises for operations on the Leased Premises, and the royalty on oil and gas shall be computed after deducting any production so used. Lessor shall bear all severance taxes levied against its royalty percentage of all production hereunder, and payment of royalties shall be made after deduction of the severance taxes paid by Lessee thereon. Subject to the foregoing, the royalties payable under this Lease shall be free and clear of costs or deductions for exploration, drilling, development, operation and production, including, but not limited to, costs of separating by mechanical means, gathering, dehydrating, compressing, processing, treating, storing, transporting, marketing, delivering, or any other charge or deduction whatsoever whether of the same or different character unless expressly authorized and agreed to in writing between Lessor and Lessee. The royalty shall never be based on an amount realized from any sale that is less than the amount which Lessee is receiving for its production from an unaffiliated third party.

5.   RIGHT TO TAKE PRODUCTION IN KIND. Lessor expressly reserves the right, at any time and from time to time, to take in kind or separately dispose of its proportionate share of (i) oil and other liquid hydrocarbons saved at the well and placed into storage tanks on the Leased Premises; (ii) products recovered in a processing plant and placed into storage tanks or onto storage sites at the plant; (iii) gas, at the tailgate of the plant, if processed; and (iv) gas at the inlet of the market transmission pipeline, if not processed. In the event of such election with respect to oil and products, Lessor shall give to Lessee not less than sixty (60) days notice of its election and shall take its proportionate share in kind for a period of not less than six (6) months following the termination of said sixty (60) day period. Any deliveries of production are to be made free of all costs from Lessee's facilities at times and amounts which equitably adjust deliveries between the parties. With respect to residue gas at the tailgate of the plant or unprocessed gas at the inlet of the market transmission pipeline to which such gas is delivered by Lessee free of all costs, Lessee shall give Lessor notice if it intends to enter into a gas contract on its share of the gas, and Lessor shall have a period of thirty (30) days from receipt of a copy of the gas sales agreement which Lessee is willing to execute to notify Lessee in writing that Lessor elects to take its proportionate share in kind. If Lessor fails to take in kind or separately dispose of its proportionate share of production within such 30-day period, then Lessee may sell such production to others, for the account of Lessor, at the best price obtainable in the area for such production, but in no event for less than the amount which Lessee is receiving for its production and will account to Lessor for the royalty on the full value thereof, as herein provided. Any such sale by Lessee shall be subject always to the right of Lessor to exercise its right to take in kind or separately dispose of its share of production and in no event shall the period of time be in excess of one year. Lessor hereby reserves the right to nominate an affiliate, or other third party, to act on its behalf relative to Lessor's right to take production in kind.

6.   CONTINUOUS OPERATIONS. If at the expiration of the Primary Term, or at the conclusion of the continuous drilling program as defined in paragraph 18, whichever is later, Lessee is engaged in operations for the drilling, reworking or completion of a well upon the Leased Premises or lands pooled therewith, this Lease shall continue in full force and effect as long as drilling, reworking or completion operations are prosecuted with no cessation of more than ninety (90) consecutive days, and if such drilling, reworking or completion operations result in production of oil or gas or associated liquid hydrocarbons in paying quantities, then for so long thereafter as such production in paying quantities continues or this Lease is otherwise maintained in full force and effect under the provisions hereof. If production on this Lease ceases after the expiration of the Primary Term, or at the conclusion of the continuous drilling program as defined in paragraph 18, whichever is later, this Lease shall continue in full force and effect if drilling, reworking or completion operations are commenced within ninety (90) days after such cessation of production; and if production is restored or new production is discovered as a result of any such operations, conducted without cessation of more than ninety (90) consecutive days, this Lease shall continue so long thereafter as production in paying quantities, or additional drilling, reworking or completion operations are prosecuted without cessation of such production for more than ninety (90) consecutive days. Each well bore drilled and completed under the terms of this lease shall only hold 320 acres around each such well bore drilled and completed as a producer in paying quantities and the acreage so held around each such well bore shall be limited from the surface to 100 feet below the deepest producing interval. In the event Lessee fails or ceases to prosecute or conduct continuous operations on the Leased Premises as herein provided, this Lease shall immediately terminate and all of the rights of Lessee hereunder shall immediately cease, terminate and be forfeited, without notice, demand or putting in default, as to all of the Leased Premises which are not in a producing unit.. Except as provided in this Section 6, in the event any portion of the Leased Premises should be pooled or unitized with other property so as to create one or more units, then operations on or production from any such pooled area or unit shall not serve to maintain this Lease in effect as to any portion of the Leased Premises located outside of said pooled area or unit. The terms "actual drilling" and "drilling" in each instance when used herein, shall each require that there are being conducted operations with a rig capable of drilling a well to the maximum depth stated in the permit or other governmental authorization pursuant to which such operations are being conducted, in a good faith attempt to prosecute such operations with due diligence to a depth sufficient to complete such well for the production of oil and/or gas.

7.   OFFSET OBLIGATION. If a well capable of producing oil, gas or other hydrocarbons in paying quantities should now exist or hereafter be completed on property, whether or not owned by Lessor, other than the Leased Premises and within 500 feet of the Leased Premises for an oil well and within 500 feet of the Leased Premises for a gas well, and if no well offsetting same should have been drilled on the Leased Premises, then, within ninety (90) days after production reports for the first month of production and the two succeeding months thereafter are reported

- 2 -

by the state or are otherwise available to the Lessee, or within ninety (90) days from the date hereof, whichever is later, Lessee shall commence operations for and thereafter diligently prosecute the drilling of an offset well on the Leased Premises at a location which will adequately protect the Leased Premises from drainage, or Lessee will release and surrender all rights to Lessor covering the 320-acres adjacent to the offset well if the adjacent acreage is not in an existing producing unit. If Lessee is prevented or delayed by any causes mentioned in Section 12, Force Majeure, hereof from drilling an offset well or wells pursuant to this provision, this Lease may be maintained by payment to Lessor of a compensatory royalty ("Compensatory Royalty Payments") equal to one-half (1/2) of the royalties which would have been payable to Lessor under this Lease if the well to be offset had been located on the Leased Premises based on the actual production of the offset well, such Compensatory Royalty Payments to be effective as of the date upon which Lessee should have commenced operations for the drilling of an offset well, as stipulated herein and shall terminate the day upon which Lessee commences operations for the drilling of such offset well but in no event can Lessee satisfy its obligation for the drilling of an offset well by making Compensatory Royalty Payments beyond the earlier to occur of (i) the expiration of the Primary Term, or (ii) a period of two (2) years after the required date for commencement of such operations. If Lessee fails to timely drill a required offset well or maintains this Lease in the manner stipulated herein by payment of Compensatory Royalty Payments or in the event Lessee is prevented or delayed by causes mentioned in Section 12. Force Majeure hereof from drilling an offset well, it shall promptly surrender this Lease except as to existing well bores. Prior to the termination or forfeiture of this Lease and prior to any assignment thereof, Lessee may at any time execute and place of record a release or releases covering all or any portion of the Leased Premises, but shall not thereby be relieved as to the acreage surrendered of any obligations arising from or caused by activities of Lessee prior to said release other than the obligation for the drilling of an offset well pursuant to this Section 7 provided such release is recorded prior to the date upon which Lessee should have commenced operations for the drilling of an offset well. All such releases shall be made free of encumbrances created by or under Lessee and Lessee shall provide Lessor a copy of the recorded release within ninety (90) days of its effective date.

8.   SHUT-IN WELLS. During the term of this Lease, for each completed well located on the Leased Premises or lands pooled therewith which is capable of producing only gas, or only gas and condensate, in paying quantities, but which is shut in because of the lack of a regularly available market for the gas to be produced there from, shall nevertheless be deemed to be a well producing gas in paying quantities, and Lessee shall pay to Lessor, as royalty, a sum equal to Ten and No/100 Dollars ($10.00) per net acre covered by this Lease ("Shut-in Well Payments"), which payment shall be made to Lessor at P.O. Box 1330, Houston, Texas 77251-1330, ATTN: Manager, Land Administration, on or before the ninetieth (90th) day from and after the date on which such well is or was shut-in, and annually thereafter a similar payment may be made on or before the anniversary date on which such well was shut-in. If such payment, or payments, are timely made, it shall be considered that gas is being produced in paying quantities from the Leased Premises under all the terms and provisions of this Lease (but only for so long as the well continues to be capable of producing in paying quantities). Notwithstanding the foregoing, Lessee may not maintain this Lease by making Shut-in Well Payments as to any well more than two (2) cumulative years during any three (3) year period.
Lessee shall be obligated to use diligence to market gas capable of being produced in paying quantities from a shut-in well, but shall be under no obligation to market same under terms, conditions or circumstances which are unreasonable.

9.   LESSEE'S RETENTION OF INTERESTS. At the expiration of the Primary Term, or at the conclusion of the continuous drilling program as defined in paragraph 18, whichever is later, this Lease shall terminate as to all land which is not located in a drill site spacing unit (as hereinafter defined) in which there is a well on the Leased Premises or on lands pooled therewith which is producing oil or gas in paying quantities, or a shut-in gas well (as described in paragraph 8 above), and in any such producing drill site spacing unit or units, this Lease shall terminate as to those depths lying below one hundred (100) feet of the base of the deepest producing horizon in each 320 acre drill site spacing unit of land. For purposes hereof, "drill site spacing unit" is defined as the land included in the drilling and production unit established for the well or attributed to the well; if no unit or spacing rule exists, then drill site spacing unit shall be defined as a 40 acre tract surrounding each oil well or a 320 acre tract surrounding each gas well. Once a drill site spacing unit is formed all additional wells located within said unit shall be considered part of the same unit. If at the expiration of the Primary Term Lessee is engaged in actual drilling, reworking or completion operations on the Leased Premises or lands pooled therewith, this provision shall be suspended for so long as Lessee continues such operations on the Leased Premises or lands pooled therewith with no cessation of more than ninety (90) consecutive days between the completion or abandonment of such operations on one well and the commencement of actual drilling, reworking or commencement of operations on the next well; provided, further, that regardless of any such continuous drilling, reworking or completion operations, the termination of this Lease as to non-producing land and depths shall not be suspended for more than three (3) years. In the event a drill site spacing unit, affecting any well then located on the Leased Premises or on lands pooled with the Leased Premises, should subsequently be reduced by order of governmental authority, after notice and hearing, then this Lease shall terminate as to all land which is not then located in the newly established drill lsite spacing unit. If the Leased Premises are included in a federal unit, then for the purposes of this provision the references to "lands pooled with the Leased Premises" shall include only that land which is included in the 320 acre participating area and Lessee shall re-assign to Lessor that portion of the Leased Premises not included in an approved participating area, but which will continue to be included in a federal unit.

10.   Well Commitment. Subject to the provisions of paragraph 13, Lessee hereby agrees to drill a minimum of two wells to a depth to test the basal Lower Tuscaloosa, one East of the Tensas River in Tensas Parish and one West of the Tensas river in Franklin Parish, Louisiana. Lessee hereby agrees to compensate Lessor with a penalty

- 3 -

payment equal to one hundred percent (100%) of the AFE costs of the wells for failure to drill either or both of the two well commitment.

11. POOLING. Lessee may not commit the Leased Premises or any portion thereof to a federal unit without the prior written consent of Lessor. Except as expressly provided in the preceding sentence, Lessee, at its option, is hereby given the right and power to pool or combine the Leased Premises or any portion thereof, as to oil and gas, or either of them, with any other land, lease or leases, when in Lessee's judgment it is necessary or advisable to do so in order to properly develop and operate the Leased Premises. Any such pooling shall be into a well unit or units not exceeding forty (40) acres, plus an acreage tolerance of ten percent (10%), for oil, and not exceeding three hundred twenty (320) acres, plus an acreage tolerance of ten percent (10%), for gas, except that larger units may be created to conform to any spacing or well unit pattern that may be prescribed by state governmental authorities having jurisdiction. Lessee may pool or combine acreage covered by this Lease, or any portion thereof, as above provided, as to oil or gas in any one or more strata, and oil units need not conform as to area with gas units. The pooling in one or more instances shall not exhaust the right of the Lessee hereunder to pool this Lease or portions thereof into other units. Lessee shall execute in writing and place of public record in the Parish or Parishes in which the pooled Leased Premises are located an instrument or instruments identifying and describing the pooled acreage. In order to be effective, Lessee shall promptly furnish to Lessor a copy of the document pooling the acreage. The entire acreage so pooled into a unit shall be treated for all purposes, except the payment of royalties, as if it were included in this Lease, and drilling, reworking and completion operations thereon, and production of oil and gas there from, or the completion thereon of a well as a shut-in gas well, shall be considered for all purposes, except the payment of royalties, as if such operations were on, or such production were from, or such completion were on the Leased Premises, whether or not the well or wells be located on the Leased Premises. In lieu of the royalties elsewhere herein provided, Lessor shall receive from a unit so formed, only such portion of the royalty stipulated herein as the amount of its net mineral acres placed in the unit bears to the total acreage so pooled in the particular unit involved. Should any unit as originally created hereunder contain less than the maximum number of acres hereinabove specified, then Lessee may at any time thereafter, whether before or after production is obtained on the unit, enlarge such unit by adding additional acreage thereto, but the enlarged unit shall in no event exceed the acreage content hereinabove specified. In the event an existing unit is so enlarged, Lessee shall execute and place of record a supplemental declaration of pooling identifying and describing the land added to the existing unit; provided, that if such supplemental declaration of pooling is not filed until after production is obtained on the unit as originally created, then and in such event the supplemental declaration of pooling shall not become effective until the first day of the calendar month next following the filing thereof and the furnishing to Lessor of a copy of such supplemental declaration. In the absence of production, Lessee may terminate the unitized area by filing with Lessor and of record a notice of termination.

12. ASSIGNMENT. The rights of Lessor may be assigned in whole or in part. This Lease may not be assigned by Lessee in whole or in part, without the prior written consent of Lessor. Withholding consent shall be deemed reasonable if, in Lessor's sole judgment, the numbers of assignees are excessive, an assignee's technical competence or financial ability could be inadequate or Lessee refuses to accept responsibility for the performance of any of its successors in interest. Any attempted assignment by Lessee of the rights arising under this Lease without such consent shall be void and of no effect. No change in the ownership of the land by Lessor, or any interest therein, shall be binding on Lessee or any purchaser of production hereunder, until Lessee shall be furnished with a certified copy of all recorded instruments, all court proceedings, and all other necessary evidence of any transfer, or sale of said rights. Lessee shall continue to be responsible to Lessor for all unpaid sums due Lessor, as well as all obligations under Sections 4. ROYALTIES AND STATEMENTS, 15. INDEMNITY and 16. PROTECTION AND RESTORATION OF LEASED PREMISES. In addition, the assignment of this Lease, in whole or in part, shall not be valid as to Lessor until Lessor shall have been furnished a true and correct certified copy of such assignment filed of public record in the applicable county or counties in which the Leased Premises are located. No change or division in ownership of the land, shut-in payments, or royalties, however accomplished, shall operate to enlarge the obligations or diminish the rights of Lessee.

13. FORCE MAJEURE. Except as otherwise specifically provided herein, when drilling, reworking, completion, production or other operations are prevented or delayed by any applicable laws, rules, regulations or orders, or by inability to obtain necessary permits, equipment, services, material, water, electricity, fuel, access or easements, or by fire, flood, adverse weather conditions, war, sabotage, rebellion, insurrection, riot, strike or labor disputes, or by failure of purchasers or carriers to take or transport such production, or by any other cause not reasonably within Lessee's control, which by exercise of due diligence Lessee is unable to avoid, this Lease shall not terminate because of such prevention or delay, and at Lessee's option, the period of such prevention or delay shall be added to the term hereof but in no event can more than two (2) additional years be added. In any event, when the cause or matter so preventing or delaying such operations is removed or ceases to exist, Lessee shall, within 90 days thereafter, resume such operations. Lessee shall not be liable for breach of any express or implied covenants of this Lease when drilling, reworking, completion, production or other operations are so prevented, delayed or interrupted. Lessee shall immediately notify Lessor in writing, setting forth the full circumstances, when drilling, reworking, completion, production or other operations are so prevented or delayed. Lessee shall provide Lessor with written notice of the date upon which any force majeure ceases to be operative. The requirements to notify Lessor of the commencement and termination of any particular period of force majeure and the receipt by Lessor of such reports shall not be deemed an admission by Lessor that force majeure is actually operative and shall not preclude Lessor from contending that force majeure is not operative. Failure of Lessee to timely give Lessor any notice of the commencement of a force majeure shall not prevent force majeure from being operative if it is in fact and law operative.

- 4 -

14.   PROPORTIONATE REDUCTION. If Lessor owns an interest in the Leased Premises less than the entire fee simple estate, or if this Lease covers less than Lessor's entire interest in the Leased Premises, then the Shut-in Well Payments, Compensatory Royalty Payments and royalties to be paid Lessor shall be reduced proportionately.

15.   NO WARRANTY. The rights granted under this Lease are granted **WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED**, and without covenants of title, including, without limitation, covenants to give possession or for quiet enjoyment.

16.   INDEMNITY.

    (a)   Definitions –

        (i)   "Claim" or "Claims" means, unless specifically provided otherwise, all claims (including, but not limited to, those for damage to property, bodily injury, personal injury, illness, disease, maintenance, cure, loss of parental or spousal consortium, wrongful death, loss of support, death, and wrongful termination of employment), damages (including damages to property that result from pollution as well as the damages that result from the control, removal, restoration and cleanup of pollution or contamination), liabilities (including, but not limited to, plugging liability), losses, demands, liens, encumbrances, fines, penalties, causes of action of any kind (including actions for indirect and consequential damages, but excluding those for punitive and exemplary damages), obligations, costs, judgments, interest and awards (including payment of reasonable attorneys' fees and costs of litigation) or amounts, of any kind or character, whether under judicial proceedings, administrative proceedings or otherwise, or conditions in the Leased Premises or attributable to any person or persons, Lessor, any member of Lessor Indemnitees, Lessee or any member of Lessee Group, breach of representation or warranty (expressed or implied), under any theory of tort, contract, breach of contract (including any Claims which arise by reason of indemnification or assumption of liability contained in other contracts entered into by Lessor Indemnitees) arising out of, or incident to or in connection with this Lease or any operation, activity, facility or occupancy of the Leased Premises or lands pooled therewith including, but not limited to, the following: (A) any activity conducted in connection with this Lease, whether or not expressly or impliedly authorized or required by this Lease; (B) plugging and abandonment of producing wells, non-producing wells, existing well bores, or previously plugged wel bores; (C) management, use, and disposal of produced water and wastes or substances associated with lease activity; (D) the generation, management, processing, handling, transportation, storage, treatment, recycling, marketing, use, disposal, release, or threatened release, of oil, natural gas, natural gas liquids, all other petroleum substances, any waste, or any "Hazardous Substance" or "Pollutant or Contaminant" as those terms or terms substantially similar are defined in applicable laws, including but not limited to the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), as the same now exists or may be hereafter amended; (E) any failure by Lessee to comply with an express or implied obligation created by this Lease; and (F) violation of any law or regulation.

        (ii)   "Lessee Group" means Lessee, its affiliate companies, joint owners, partners, contractors and subcontractors and each of their respective officers, directors, agents, representatives, consultants, employees and insurers.

        (iii)   "Lessor Indemnitees" means Lessor, its affiliate companies, joint owners, partners, contractors and subcontractors, and each of their respective officers, directors, agents, representatives, consultants, employees and insurers.

        (iv)   The term **"REGARDLESS OF FAULT"** means **WITHOUT REGARD TO THE CAUSE OR CAUSES OF ANY CLAIM, INCLUDING, WITHOUT LIMITATION, EVEN THOUGH A CLAIM IS CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT, CONCURRENT, COMPARATIVE, CONTRIBUTORY, ACTIVE, PASSIVE, GROSS, OR OTHERWISE), WILLFUL MISCONDUCT, STRICT LIABILITY, OR OTHER FAULT, OF ANY MEMBER OF LESSOR INDEMNITEES, ANY MEMBER OF LESSEE GROUP, INVITEES OR THIRD PARTIES, AND WHETHER OR NOT CAUSED BY A PRE-EXISTING CONDITION, WHETHER PATENT OR LATENT, OF THE PREMISES OF LESSOR INDEMNITEES, LESSEE GROUP, INVITEES AND/OR THIRD PARTIES.**

    (b)   NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE OTHER PROVISIONS OF THIS LEASE, LESSEE AGREES TO BE RESPONSIBLE FOR AND ASSUME ALL LIABILITY FOR AND HEREBY AGREES TO DEFEND, RELEASE, INDEMNIFY AND HOLD HARMLESS LESSOR INDEMNITEES AGAINST ANY AND ALL CLAIMS ARISING IN CONNECTION WITH: (I) BODILY INJURY AND/OR DEATH OF ANY MEMBER OF LESSEE GROUP AND THEIR INVITEES; AND (II) DAMAGE TO PROPERTY OF ANY MEMBER OF LESSEE GROUP AND THEIR INVITEES **REGARDLESS OF FAULT. LESSEE ACKNOWLEDGES THAT THIS STATEMENT IS CONSPICUOUS.** Furthermore, and in addition to the indemnity obligations outlined above in this Section 15, Lessee agrees to be responsible for

- 5 -

and assume all liability for and hereby agrees to defend, release, indemnify, and hold harmless Lessor Indemnitees from and against any and all Claims of any person or entity directly or indirectly arising out of or related to Lessee Group's negligent acts or omissions. The indemnity obligations set forth in this Section shall include any medical, compensation, or other benefits paid by Lessor or any member of Lessor Indemnitees and shall apply even if the employee is determined to be the borrowed or statutory employee of Lessor or any other member of Lessor Indemnitees.

(c)   In support of the indemnity obligations contained above, Lessee agrees to provide coverage and amounts of liability insurance, which in no event shall be less than the minimum set out in Section 24 herein. It is agreed that with respect to any statutory limitations now or hereafter in effect and affecting the validity or enforceability of this indemnification provision, such statutory limitations are made a part of this indemnification provision with respect to work performed and operations conducted in the state in which such statute applies, and shall operate to amend this indemnification provision to the minimum extent necessary to bring this provisions into conformity with the requirements of such statute, and as so modified, this provision shall continue in full force and effect.

(d)   In the event Lessee fails to furnish a defense and indemnity as provided for herein or in the event Lessee breaches an obligation in this Lease, Lessor shall be entitled to receive from the Lessee, in addition to its attorneys' fees, costs, expenses and any amounts paid in judgment or settlement, all costs, expenses, and attorneys' fees incurred in the enforcement of this Lease, including specifically, but not limited to, Claims for contractual indemnity and insurance coverage.

(e)   Lessee's obligations created by this Section 15 shall continue and remain in effect and are enforceable by Lessor even after this Lease terminates or otherwise ceases to burden the Leased Premises.

17.   PROTECTION AND RESTORATION OF LEASED PREMISES. Without limiting the generality of Section 15. INDEMNITY hereof, Lessee shall pay either the tenant or the surface owner (whichever is appropriate) for any and all damages to land, structures, roads, fences, gates, cattle guards, trees, growing crops, irrigation or any other facilities or improvements, equipment, wildlife, game, fish and livestock caused by construction, operations, or maintenance of facilities, shall bury all pipelines below plow depth where they cross cultivated land, shall construct gates where necessary for crossing fenced lands and keep the gates in repair and closed. Lessee shall not permit any mechanics lien or other encumbrance to be filed or to remain against the Leased Premises as a result of operations hereunder. Regardless of whether Lessor has consented to an assignment, farm out or other arrangement whereby Lessee consents to drilling or other operations on the Leased Premises by a third party, Lessee shall be responsible for any and all claims, demands, actions and causes of action or liens arising out of such operations, whether arising in law, at equity or administratively. **THE PROVISIONS OF THIS SECTION 16 SHALL SURVIVE ANY TERMINATION OF THIS LEASE.**

Lessee shall repair and clean all ditches, roads, bridges, fences, pipelines and other structures, facilities and improvements on the Leased Premises which may be used, worn or damaged by any operation hereunder, shall remove all debris resulting from any such operation, and shall otherwise restore the Leased Premises to its original condition insofar as reasonably practicable. No well shall be drilled within 200 feet of any building, railroad tracks or structure without Lessor's written consent. Lessee shall maintain in good condition all fences, bridges and roads on the Leased Premises which are used or constructed by Lessee in its operations, and all such roads shall be and remain private, not open to the public and will be conspicuously posted as such by Lessee.

18.   CONTINUOUS DRILLING. At the expiration of the primary term created hereby or at the conclusion of the continuous drilling program as hereinafter defined, whichever occurs later, this lease shall terminate as to 1) all of the land covered hereby except as to those lands which are included within the geographical boundaries of a unit or units, which conform to the pooling provisions set forth in paragraph 11 hereof, on which there is located a well capable of producing oil and/or gas in paying quantities and 2) all depths one hundred feet (100') below the deepest producing interval in each unit. A continuous drilling program is defined as the period commencing at the expiration of the primary term during which Lessee conducts good faith drilling operations with no cessation of more than one hundred eighty (180) days between completion or plugging and abandonment of one well and commencement of actual drilling on a succeeding well, and with drilling operations on each well being conducted with no cessation of more than thirty (30) consecutive days between said operations. However, in no event shall the completion or plugging and abandonment date for the purposes of this provision be more than ninety (90) days after the release of rig date. Lessee shall have the continuing option, but not the obligation, to further develop the leased premises beyond the primary term by conducting drilling operations under the continuous drilling program only if (i) Lessee completed or abandoned a well or wells on the leased premises prior to the expiration of the primary term or (ii) at the expiration of the primary term Lessee is diligently engaged in actual drilling and/or completion operations in a bona fide effort to discover and produce oil and/or gas in paying quantities.

If Lessee commences operations on a Subsequent Well(s) on the leased premises pursuant to the terms hereof in a number of days that is less than the180-Day Period, Lessee may retain or "bank" all such unused days to

- 6 –

add to the 180-Day Period for any Subsequent Well(s) on the leased premises. Provided, in no event will Lessee have the right, pursuant to this provision, to allow more than twelve (12) months to elapse between completion of one well and the commencement of operations on the next Subsequent Well.

If at any time after the expiration of the primary term or at the conclusion of the continuous drilling program, the wells located thereon are reclassified as oil or gas wells so that less acreage is thereafter allocated to the unit or units for said well or wells, this lease shall thereupon terminate as to all acreage not thereafter allocated to the unit or units for said well or wells unless Lessee begins a continuous development program on the unproductive acreage as outlined in Paragraph 18 above.

Lessee agrees to execute and record a formal instrument of release or partial release of lease, as applicable, and forward the recorded release to Lessor in accordance with Paragraph 24 hereof.

19. NOTIFICATION. Within ten (10) days of the completion or plugging and abandonment of each well drilled on the Leased Premises or on land pooled therewith and prior to commencement of drilling operations in connection with any well drilled on the Lease Premises or on lands pooled therewith, Lessee shall furnish to Lessor, at Lessee's expense, notification of the date of the rig release, completion or abandonment and the date of commencement of drilling operations including a survey plat of the drill site location.

20. REMOVAL OF IMPROVEMENTS. Within six (6) months after any termination, as to all or any portion of the Leased Premises, Lessee shall remove from that portion of the Leased Premises any and all property, facilities and material belonging to or placed thereon by Lessee and shall restore the Leased Premises to its original condition insofar as reasonably practicable, in default of which within the time above specified, but subject to the other obligations of Lessee hereunder and in addition to any other remedy Lessor may enjoy, Lessor may remove, destroy or retain any such property, at Lessor's will, and Lessee shall reimburse Lessor for the cost of any such removal or destruction as well as the cost of restoring the Leased Premises.

21. RIGHT TO CURE; TERMINATION. In the event of Lessee's breach of this Lease other than Lessee's failure to pay sums when due hereunder or a breach of obligations set forth in Sections 6. CONTINUOUS OPERATIONS, 7. OFFSET OBLIGATION, 18. CONTINUOUS DRILLING, 19. NOTIFICATION and 24. RELEASE, _Lessor shall notify Lessee of such breach, and Lessee shall have thirty (30) days from the receipt thereof to comply with this Lease. If Lessee fails to remedy any material breach within the period above provided, in addition to any other remedy available to Lessor, Lessor may, at its option, promptly following such period terminate this Lease and be relieved from any obligation hereunder. Such right of termination is exercisable by filing with Lessee and of record a notice of termination.

If the parties are unable to agree upon whether or not a breach is material, then such dispute shall be resolved by binding arbitration conducted by the Houston, Texas, office of the American Arbitration Association ("AAA") in accordance with the AAA's Commercial Arbitration Rules (the "Rules") effective at the time of the dispute. The Expedited Procedures of the AAA's Rules shall apply to any such dispute and the arbitration shall be heard and decided by a single arbitrator to be appointed by the AAA. The jurisdiction of the arbitrator will be limited to determining whether or not a breach is material. The arbitrator shall make a reasoned award in writing. The award shall be final and binding on each Party and for all purposes. Judgment upon a final award may be entered in any court having jurisdiction. This arbitration provision shall survive the termination of this Lease. Should the parties ever be prevented by applicable law from utilizing arbitration to resolve disputes hereunder, then the choice of law and forum provisions of this Section 18 shall nevertheless remain in full force and effect.

Irrespective of whether Lessor elects to terminate this Lease or exercise any other right or remedy under this Lease or at law, Lessor shall be entitled to other available remedies, including specific performance to require Lessee to (a) abandon any well and/or restore the surface of the Leased Premises to its condition existing prior to entry thereon by Lessee, (b) furnish any reports required hereunder or information required hereunder from operations on the Leased Premises or land pooled therewith, and/or (c) make any payment due hereunder.

22. NOTICES. Except as otherwise expressly provided in this Lease, all notices, data, information, requests, payments and other communications required or permitted hereunder shall be in writing and shall be deemed to have been fully given, made and received only when personally delivered, delivered by Federal Express or other nationally recognized courier service, or upon confirmation of transmission of a facsimile, provided that any attachments referenced in the notice are also sent via facsimile at the same time, or three business days after having been deposited in the United States mail, certified mail, postage prepaid, return receipt requested and be addressed as set forth below:

> If to Lessee: 601 W. Main, suite 1017
> Spokane, Washington 99201
> Attn: Operations Manager

Paid-Up Lease (Non-CBM)
Rev. 11-17-05

If to Lessor: P. O. Box 1330
Houston, Texas 77251-1330
Attn: James J. O'Malley, Land Manager

Either party may send notices, data, information, requests and other communications hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Either party may change its address by giving notice of such change of address in conformity with the provisions of this Section 19 for the giving of notice.

23. GOVERNMENTAL COMPLIANCE. Lessee shall at all times comply with all laws, rules and regulations of all governmental departments and agencies with jurisdiction over Lessee's operations hereunder and shall satisfy any and all governmental permitting requirements to conduct Lessee's operations hereunder. Lessee shall promptly plug and abandon all wells in accordance with the rules and regulations of any governmental agency having jurisdiction and, to the extent not inconsistent therewith, Lessee shall promptly remove all abandoned pipelines and other debris, shall promptly draw and remove the portion of all casing and pipe from abandoned wells or other operations above the surface down to a depth of at least ten (10) feet below ground level.

24. RELEASE. In the event of termination or forfeiture of this Lease for any cause, in whole or in part, Lessee shall execute and record a proper instrument of release within 30 days of Lessor's request therefor, releasing from the terms hereof all those portions of the Leased Premises as to which the Lease may have terminated or been forfeited; and Lessee shall promptly furnish Lessor an executed or certified recorded copy thereof. In recognition of the business necessity of such release being recorded in a timely fashion, Lessee, by acceptance of this Lease, agrees to pay as partial liquidated damages to Lessor, the sum of One Hundred Dollars ($100.00) for each day that Lessee fails to record such release in a timely manner, together with interest on the cumulative amount at the highest rate allowed by law from the date due until paid plus all costs of collection, including attorneys' fees and all such sums shall be payable out of Lessee's share of production hereunder. In addition, Lessor shall thereafter be entitled to record a notice of termination of this Lease and be relieved from any obligation hereunder.

25. LESSOR'S ELECTION OF REMEDIES; WAIVER. The mention of any express obligation of Lessee herein shall never be construed as affecting any implied obligation, which Lessee may otherwise owe Lessor hereunder, but shall be considered as being in addition thereto. Similarly, the mention of any right or remedy of Lessor herein shall not preclude Lessor from exercising any other right or remedy to which Lessor might otherwise be entitled, including, without limitation, specific performance to require Lessee to (a) abandon any well and/or restore the surface of the Leased Premises to its condition existing prior to entry thereon by Lessee, (b) furnish any reports required hereunder or information required hereunder from operations on the Leased Premises or lands pooled therewith, and/or (c) make any payment due hereunder, but each shall be cumulative of every other right or remedy given hereunder or now or hereafter existing at law or in equity by statute or otherwise, and may be enforced concurrently therewith or from time to time. No failure of Lessor to enforce any provision of this Lease shall operate as a waiver of Lessor's right to thereafter enforce such provision or any other provision.

26. DATA AND ACCESS. Lessor shall provide Lessor all data described on Exhibit B attached hereto. Lessor shall be given fifteen (15) days notice prior to commencement of all drilling operations pursuant to this Lease. Lessor, or Lessor's representative (as appointed by Lessor), shall have the right, at Lessor's risk, to have access to the derrick floor and to observe all operations on all wells drilled on the Leased Premises or lands pooled therewith. Lessee shall promptly furnish to Lessor free of cost, a copy of all applications and reports made to any governmental agency or authority, and all orders, rules and permits issued by any such agency or authority pertaining to the Leased Premises, title opinions and curative material, daily drilling reports, well logs, core records and analysis production analyses, formation test results, well completion reports, well workover reports, gas-oil ratio reports, well history and performance reports, production reports, sales records and other data taken from wells located on the Leased Premises. Lessee agrees, to furnish to Lessor true and complete copies of all contracts or agreements as amended, for sale, processing or other disposition of any product produced from the Leased Premises and such technical information as Lessee may acquire with respect to sands and formations encountered. Lessee shall notify Lessor in the event that any geophysical or geochemical exploration or examination of the Leased Premises is either obtained by, becomes available to or is acquired by Lessee with respect to the Leased Premises. Notification shall be made prior to acquisition of the data. To the extent Lessee has the legal right to do so, Lessee shall furnish copies (digital and hard) of all such data to Lessor at Lessee□s cost and expense. Data to be furnished by Lessee to Lessor shall include all data gathered over the Leased Premises plus one mile in any direction from the Leased Premises. Data shall include, but not be limited to, raw and processed data to be determined on a project specific basis by Lessor. Lessor's representative shall have the right to be present when wells are tested and/or tanks are gauged and shall have the right to examine all run tickets and to have full information as to production and runs, including copies of all run tickets upon request, and such other information as may be appropriate to the settlement of accounts between Lessor and Lessee, or to determine the respective rights and obligations of said parties, or to enable Lessor to comply with applicable laws, rules or regulations of governmental authorities. All land surveys affecting the Leased Premises shall be conducted either by an employee of Lessee or by a Registered Land Surveyor and Lessee shall deliver promptly to Lessor a copy of the map and field notes of each such survey. Lessor hereby agrees to treat all seismic data provided hereunder in a confidential manner and will not reproduce or distribute such data to any third party; provided, however, Lessor may show the data to its affiliates, working interest partners, Lessees, potential

Lessees, potential participants in an exploration program, agents, or successors in interest, and or all of whom will be required by Lessor not to disclose such data to any third party.

27.   INSURANCE. Lessee shall carry the following insurance in the indicated amounts:

(a)   Workmen's Compensation Insurance, in compliance with the Workmen's Compensation laws of the state in which operations hereunder are conducted.

(b)   Employer's Liability Insurance with limits of not less than $1,000,000 per person, covering all employees engaged in the performance of work in the state having jurisdiction over each employee.

(c)   General Liability Insurance, including contractual liability, with a combined single limit per occurrence of not less than $1,000,000 for bodily injury and property damage.

(d)   Automobile Insurance, including hired and non-owned vehicles, with a combined single limit per occurrence of not less than $1,000,000 for bodily injury and property damage.

(e)   Liability Umbrella (excess of underlying insurance coverage mentioned above) with a combined limit per occurrence coverage of not less than $10,000,000.

(f)   Well Control Insurance including underground blowout, seepage and pollution, with a minimum limit of $10,000,000.

(g)   To the extent of the liabilities assumed by Lessee herein, all of the above insurance shall be endorsed to provide that :
        (i)   Lessee's insurers waive their right of subrogation (equitable or by assignment, express or implied, loan receipt or otherwise) against Lessor Indemnities.
        (ii)   Lessee's insurers name Lessor Indemnities as additional insured's (except for Worker's Compensation and Property Insurance).
        (iii)   Such insurance coverage is primary over any insurance coverage maintained by Lessor Indemnitees.

At the inception of this Lease, annually thereafter, and whenever requested, Lessee shall furnish insurance certificates to evidence the insurance required herein Lessee's insurance shall be carried with insurance companies satisfactory to Lessor and shall contain endorsements stating that insurer will give thirty (30) days' written notice to Lessor of non-renewal, cancellation, substantial amendment or alteration of such coverage. All deductible amounts, premiums, franchise amounts or other charges due with respect to Lessee's required insurance herein shall be the sole obligation of Lessee. Maintaining the prescribed insurance shall not relieve Lessee of any other obligation under this Lease.

Lessee shall require each independent contractor and subcontractor to carry and maintain insurance at its own expense in amounts deemed necessary to cover the risks inherent to the work or services to be performed by the contractor or subcontractor. Every such insurance policy shall contain a waiver on the part of the insurance carrier of all rights, by subrogation or otherwise, against Lessor Indemnitees. Lessor Indemnitees shall also be named as additional insured in each such policy. Such insurance shall be primary over any insurance maintained by Lessor Indemnitees.

28.   BONDS/LETTERS OF CREDIT Lessor may, at any time, require Lessee to provide a bond(s) to ensure timely and proper performance of Lessee's obligations hereunder and/or at law for abandonment of well(s) and restoration of the Leased Premises and/or to provide Lessor letter(s) of credit (which shall allow reduction as work is performed) to ensure payment of contractors performing drilling or other operations hereunder. Such bond and/or letter of credit shall be from a surety/bank acceptable to Lessor and in a form acceptable to Lessor. If not provided within 10 days following written request therefore, Lessee, by acceptance of this Lease, agrees to pay as partial liquidated damages to Lessor, the sum of One Hundred Dollars ($100.00) for each day that Lessee fails to provide such bond or letter of credit, together with interest on the cumulative amount at the highest rate allowed by law from the date due until paid plus all costs of collection, including attorneys' fees and all such sums shall be payable out of Lessee's share of production hereunder.

29.   PROCEEDS OF PRODUCTION. Lessor reserves the right, but not the obligation, to collect from the purchaser thereof the proceeds of production attributable to Lessor's interest in the Leased Premises from any sale of production there from. Each purchaser shall be entitled to rely upon the written direction of Lessor concerning the payment of such proceeds.

30.   REPAIR WATER WELLS/RESERVOIRS. All operations on the Leased Premises shall be conducted so as not to damage any surface or groundwater water supply. However, in the event Lessee's operations shall result in damage or destruction of any water supply, Lessee promptly shall repair, restore, remediate, or replace any well, tank, surface pond or other water facility or any water supply so damaged or destroyed as a result of Lessee's operations. Lessee shall provide to Lessor and/or surface tenant emergency water and water facilities for use in either's operations until such damage or destruction is repaired, restored, remediated, and replaced. The words "damage" and "destroy" shall also be construed to include contamination. Contamination is defined to mean the

– 9 –

addition of substances to any water supply used for human or animal consumption, or for agricultural purposes to a degree which renders the potable water supply unfit by drinking water standards for consumption by humans or animals, or the non-potable water unfit for agricultural purposes either during Lessee's operations or after such operations have ceased. Without limitation of the general requirements stated above, Lessee agrees, with reference to each well drilled on the Leased Premises, either to (a) set and circulate cement around sufficient surface casing to penetrate and adequately protect all fresh water sands; or (b) set and circulate cement around surface casing in a manner and to a depth acceptable to the state agency and, in the event a second string of casing (either intermediate or production casing) is set in such well, circulate cement around such second string of casing with cement circulated either to the surface or into the surface casing previously set in such well or in a manner and to a depth acceptable to the state agency; or (c) utilize such other technique as may be acceptable to the state agency and in conformance with accepted practices in the industry to assure the protection of the fresh water sands by placing cement in the annulus between the fresh water sands and the casing. All remediation and restoration and remediation of any water supply by Lessee will be by techniques acceptable to Lessor and to the state agency with jurisdiction over the water supply, and to a regulatory standard required by the state agency allowing for non-degradation of the water supply.

31.   WELL TAKEOVER. Without the prior written consent of Lessor, Lessee shall not abandon any well or (except when a replacement is made) remove from the well bore any well casing, tubing, piping, fittings, tanks, pipe lines or other material and equipment which are necessary for the recovery and handling of production capable of being recovered from said well upon the Leased Premises. Lessor shall have the option to purchase any or all of such material and equipment, except that owned by third parties, upon the Leased Premises which are still necessary for the production and handling of hydrocarbons capable of being produced from such well and which are not required by Lessee for operations elsewhere on the Leased Premises. If Lessor takes over the well, Lessor shall promptly reimburse Lessee for the reasonable salvage value of all material and equipment in the well or used or acquired in connection with the well which Lessor elects to retain for its operations and which would have been recoverable, less the estimated costs of salvaging and of plugging and abandoning the well, and Lessee shall promptly deliver a bill of sale to Lessor for such material and equipment. If Lessor takes over the well, then Lessee shall be deemed to have relinquished and transferred back to Lessor, free of any burdens created by Lessee, all of the right, title and interest of Lessee in the well bore, such material and equipment and the production there from. If the well taken over by Lessor is the only well serving to perpetuate this Lease, Lessee shall release this Lease to Lessor.

32.   LAND GRANT PROVISIONS. Unless the requirement is waived in writing by Lessor at its discretion, no entry shall be made for drilling operations and no facility shall be installed upon any of the Leased Premises in which Lessor owns the mineral rights only, until a written agreement with the surface owner has been secured by Lessor in a form satisfactory to Lessor. Lessee shall request Lessor to obtain such agreement or to waive the requirement therefor at least thirty (30) days prior to the date Lessee intends to commence such operations. The existing Oil, Gas and Mineral Lease with the surface owner shall satisfy this requirement. Any payments to surface owners pursuant to such agreement will not increase the burdens created under this Lease.

33.   ENTIRE AGREEMENT. This Lease contains the entire understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, expressed or implied, oral or written, except as herein contained. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof. This Lease may not be modified or amended other than by an agreement in writing that is signed by the parties hereto.

34.   HEADINGS. The headings in this Lease are for convenience only and they form no part of this Lease and shall not affect its interpretation.

35.   SEVERABILITY. Any provision of this Lease which is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof, which provisions shall be enforced to the maximum extent permitted by law and construed in a fashion to effectuate best the provisions hereof, and any such prohibition or unenforceability shall not invalidate or render unenforceable such provision in any other jurisdiction.

36.   SUCCESSORS AND ASSIGNS. Subject to Section 11. ASSIGNMENT. All the provisions of this Lease shall inure to the benefit of and be binding upon the parties hereto, their successors and assigns.

IN WITNESS WHEREOF, this Lease is executed on the date of the respective acknowledgments herein-below, but shall be effective from the date first hereinabove written.

ANADARKO E&P COMPANY, LP

By: _____

Its: Attorney-in-Fact

- 10 -

DAYBREAK OIL AND GAS, INC.

By: Thomas C. Kilbourne
Its: TREASURER

STATE OF TEXAS)
)
COUNTY OF MONTGOMERY)

The foregoing instrument was acknowledged before me this 23rd day of October, 2006, by James L. Newcomb, Attorney-in-fact of Anadarko E&P Company, LP, a Delaware Limited Partnership, on behalf of the company.

Witness my hand and official seal.

A Seifert
Signature

SEAL

A. Seifert
Name (Print)

A SEIFERT
Notary Public
STATE OF TEXAS
My Comm. Exp. 01/07/2010

My commission expires 1-7-2010

Staff Land Admin Specialist
Title of Officer

STATE OF Washington)
)
COUNTY OF Spokane)

The foregoing instrument was acknowledged before me this 31st day of October, 2006, by Thomas Kilbourne of Daybreak Oil and Gas, Inc, a Washington corporation, on behalf of the corporation.

Witness my hand and official seal.

[signature]
Signature

SEAL

Dennis M. McLaughlin
Name (Print)
My commission expires 3/13/2010

Treasurer
Title of Officer

DENNIS M. MCLAUGHLIN
COMMISSION EXPIRES
NOTARY PUBLIC
MARCH 13, 2010
STATE OF WASHINGTON

Paid-Up Lease (Non-CBM)
Rev. 11-17-05

Exhibit "A"

Attached to and made a part of that cerain Oil and Gas Lease dated October 25, 2006, by
and between Anadarko E&P Company LP, as Lessor, and
Daybreak Oil and Gas, Inc., as Lessee

Franklin Parish, Louisiana

12 North 9 East		Acres
Section 1:	NE/4 of NW/4 and W/2 of W/2	200
Section 2:	E/2	320
Section 14:	W/2	320
Section 15:	E/2, S/2 of NW/4, SW/4	560
Section 22:	N/2 and SE/4	480
Section 23:	SW/4 and W/2 of SE/4	240
Section 24:	W/2 of W/2, SE/4 of SW/4	200
Section 25:	All West of Tensas River	245
Section 26:	All West of Tensas River	597.69
Section 27:	E/2	320
	Total	3,482.69

Tensas Parish, Louisiana

12 North 9 East		
Section 1:	All East of Tensas River less & except NW/4 of SE/4	291.19
Section 13:	All East of Tensas River	497.87
Section 24:	All East of Tensas River	127.34
Section 25:	All South and East of Tensas River	299.5
Section 26:	All East of Tensas River	20

12 North 10 East		
Section 16:	S/2 of N/2, N/2 of S/2	320
Section 17:	N/2 of S/2	160
Section 19:	SW/4	160
Section 30:	W/2	320
	Total	2,195.9

	Total Lease	5,678.59

Attached to and made a part of that certain
Oil and Gas Lease dated October 23, 2006,
by and between Anadarko E&P Company LP, as Lessor,
and Daybreak Oil and Gas, Inc., as Lessee

DATA AND NOTICE REQUIREMENTS

NOTE: This list of requirements should be directed to the proper departments for handling in order to expedite processing of data and so as not to jeopardize the status of this Lease Agreement. It is imperative that the information be furnished in a timely manner.

The data listed below should be mailed to the following office to the attention of the individual responsible for the data:

Anadarko Petroleum Corporation
P.O. BOX 1330
HOUSTON, TEXAS 77251-1330

DATA REQUIREMENTS

(1) GEOLOGICAL RECORDS - email to the attention of Chris Olson
- 3 - Electric Logs, Microlog and other Ra Logs (field and final)
- 1 - Directional Survey (Eastman, Etc.)
- 3 - Core analysis
- 1 - Temperature Survey, Section Gauge, Collar Log, etc.
- 3 - Drill Stem Tests
- 2 - Gas/Oil Ratio Tests
- 3 - Reservoir Fluid or Gas Analysis, if samples analyzed
- 3 - Open Flow Tests and Shut-In Tests, if gas well (State or 4-Point)
- 1 - Mud Logging Unit (field)
- 1 - Mud Logging Unit (final)

(2) DAILY DRILL REPORT - email to attention of Chris Olson
- 1 - Copy daily showing gross daily cost and gross cumulative cost-to-date, API number, casing points, mud weight, number of drilling days, completion days, spud date, drilling contractor's name and number.

(3) PRODUCTION RECORDS - email to the attention of Chris Olson
- 1 - Approved Intent To Drill (showing API number)
- 1 - Wellsite Survey Plat
- 1 - Completion Report and P&A Report and all sundry forms filed with State, Federal or Indian Agencies.
- 1 - Monthly Production reports

(4) GAS SALES INFORMATION - email to the attention of Chris Olson
- 1 - List of gas purchasers in the area
- 1 - Intended gas purchaser for operator
- 1 - Who will connect gas line

(5) Land Information - mail to attention of James J. O'Malley, Land Manager
- 1 - Copies of all Title Opinions and Division Order Title Opinions
- 2 - Copies of all Unitization, Communitization and/or Designation of Unit Agreements, fully executed and recorded, for each well.

****

Twenty-four hour notice prior to coring, logging, drill stem tests, etc., are to be given to: Chris Olson

Geologist responsible for Operation: Chris Olson

Name: Chris Olson
Office Phone 832-636-8417
Email: chris_olson@anadarko.com

Exhibit 99.1

DAYBREAK SIGNS AGREEMENT WITH ANADARKO

Spokane, Washington – November 2, 2006 - Daybreak Oil and Gas, Inc. (OTC Bulletin Board: DBRM.OB) a Washington Corporation, has finalized a "drill to earn" lease agreement with Anadarko E&P Company, LP., a subsidiary of Anadarko Petroleum Corporation (NYSE: APC) of The Woodlands, Texas. The lease covers approximately 5,680 acres in N.E. Louisiana. Daybreak and their partners now have approximately 20,965 net acres under lease for this project. The lease requires one well to be drilled on each side of the Tensas River in Tensas and Franklin Parishes, within a six month time period. Daybreak expects a drilling rig to be on site in November 2006.

In January of 2006, Daybreak and their partners drilled the Tensas Farms F-1 well. The well was completed and placed into production in June of this year.

Robert Martin, President of Daybreak Oil and Gas stated, "I believe this project to be of significant economic potential and will give Daybreak the opportunity to quickly drill large potential targets at medium risk. I am appreciative of the tremendous effort by the staff of Daybreak and its partners, both financial and industry, to make the initial discovery and accumulate the necessary acreage, increase its net interest position and secure a drilling rig to carry out the development of the project."

Daybreak Oil and Gas Inc. is a junior oil and gas company that has secured significant interests in several oil and gas plays in the Gulf Coast region of Texas and Louisiana as well as the east slopes of the San Joaquin Basin in California. The project areas are in and around major petroleum and gas producing regions. The selected targets are fields in the one million barrel range for the lower risk plays and up to 100 million barrels in the higher risk projects.

For information about Daybreak Oil and Gas, Inc., please contact:

Eric Moe Telephone: (509) 467-8204
Email: emoe27@aol.com

Mike McIntyre Telephone: (718) 701-4314
Email: mmcintyre@daybreakoilandgas.com

"Safe Harbor" Statement under Private Securities Litigation Reform Act of 1995: Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Information contained herein contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believe", "expect", "may", "should", "up to", "approximately", "likely", or "anticipates" or the negative thereof or given that the future results covered by such forward looking statements will be achieved. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.